UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUER

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

PLASTINUM CORP.
(Exact name of registrant as specified in its charter)

Delaware	20-4255141
(State or other jurisdiction of incorporation)	(IRS employer identification no.)

c/o 245 Park Avenue New York, New York 10167
Address of principal executive offices (Zip Code)

Issuer's telephone number: (212) 792-4030

Securities registered pursuant to Section 12(b) of the Exchange Act:

Name of each exchange on
Title of each class	which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

FORWARD-LOOKING STATEMENTS

When used in this Form 10-SB, in filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements.

The Company cautions readers not to place undue reliance on any forward looking statements, which speak only as of the date made, are based on certain assumptions and expectations which may or may not be valid or actually occur, and which involve various risks and uncertainties. The Company's actual results for future periods could differ materially from those anticipated or projected.

Unless otherwise required by applicable law, the Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

EXPLANATORY NOTE

This Amendment No. 3 on Form 10-SB/A (“Amendment No. 3”) amends the General Form for Registration of Securities of Small Business Issuer of Plastinum Corp. (the “Company”) on Form 10-SB, as filed with the Securities and Exchange Commission on July 12, 2006 (the “Original Filing”). This Amendment No. 3 is being filed for the purpose of correcting errors in accounting for and disclosing the allocation of general and administrative expenses incurred by our parent, New Generation Holdings, Inc., on our behalf.

We have not updated the information contained herein for events occurring subsequent to July 12, 2006, the filing date of the Original Filing.

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS

Plastinum Corp. ("We," "Us," "Plastinum" or the "Company") is a Delaware corporation originally formed under the name NG Plastic, Inc. in February of 2000. We changed our name to New Generation Plastic, Inc. in May of 2000 and on May 19, 2006, we changed our name to Plastinum Corp. Until recently, we were a wholly owned subsidiary of New Generation Holdings, Inc. ("NGH") which still owns approximately 94% of our outstanding common stock. NGH intends to seek stockholder approval of a distribution of our common stock (commonly referred to as a "spinoff") pursuant to which each stockholder of NGH will receive one share of our common stock for each share of NGH owned by such stockholder. Although we intend that shares of our common stock will be quoted on the Over the Counter Bulletin Board (the “OTCBB”) following the distribution of our shares in connection with the spinoff, there is no assurance that our stock will be quoted on the OTCBB.

We are a development stage company, as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7"), and we are currently developing a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, we intend to market the technology primarily in the United States and the European Union (the "EU"). To date, we have generated no sales revenues, have incurred expenses and have sustained losses. Consequently, our operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from entering the development stage on April 7, 2003 through December 31, 2005, we accumulated losses of $3,142,851.

We own a patented plastic blending technology that enables the production of homogeneous, commercially usable polymers from a varied stream of otherwise incompatible waste plastic or virgin plastic feedstock (the "Plastinum Process"). We believe that the Plastinum Process technology is unique in its ability to combine mixed plastic, including blending different polymers that are normally incompatible, into homogenous compounds (the "Plastinum Compounds") by means of a purely mechanical process. These Platinum Compounds are created without the use of costly additives, known as compatibilizers, which are typically used to link non-compatible resins.

We have prepared a model business plan for two (2) commercial plants that will process Computer Scrap using the Plastinum Process for potential investors and/or joint venture partners to assess the feasibility of the Computer Scrap application. It is estimated that the cost of construction and outfitting of the plants will be $10,000,000. Our anticipated financing sources for the plant construction and outfitting are private placements through Valley Road Capital. We have identified contractors to assist in the construction of the pilot plants, which the Company is negotiating to have located in the EMMTEC Industry & Business Park, Emmen, The Netherlands. We estimate that the initial pilot plant operations, with a 2,400 ton annual capacity, will commence as of November 1, 2006. NGH previously entered into an agreement with Valley Road Capital for the purpose of assisting in the raising of funds on our behalf and this agreement has been assigned to us and we have assumed the obligations under such agreement but Valley Road Capital has not commenced any such fund raising activities and there are no guarantees that it will be successful or that we will otherwise be successful in raising the necessary funds to construct the plant to process Computer Scrap.

Market and Competition

Market

Plastinum owns and develops a patented and proprietary plastic blending technology, whereby various kinds of plastic can be mixed without the use of expensive chemical additives. The uniqueness of this blending technology stems from its potential cost-effective applications in many fields of the plastic industry, from the recycling of plastic electronic scrap to the creation of new thermo plastic compounds.The core of the Plastinum technology consists of an ultra high speed shearing chamber that creates in situ compatibilization of otherwise non-compatible polymers, resulting in a continuous mix that offers similar properties as virgin polymers. The process has the ability to mix multiple non-compatible polymers and create new, blended compounds that can be used as ingredients in conventional plastic manufacturing processes.

Focusing on the current WEEE (Waste Electrical and Electronic Equipment) EU legislation, the company has specifically targeted the mixed plastic computer scrap sector for the launch of its first commercial-size plant. Currently, in this sector, plastic recycling technologies rely on sorting and separating the different plastics by type of polymer prior to recycling. This whole process is inefficient and expensive; hence most plastic is dumped in landfills or incinerated with troublesome ecological implications.

The company believes that its blending technology can add value in particular in this sector, since it can treat various types of plastic scrap, and it does not require separation nor chemical additives. More importantly, we believe that the process is environmentally friendly and can be undertaken on economically viable terms.

Competition

Our major competitors consist of companies that purchase mixed plastic waste in order to separate and regrind, which entails a different process from our blending process. The separation process is complex and may result in a large loss of material, which makes that process more costly than our blending process. Therefore, we believe that our main competition will be for the acquisition of eWaste materials.

Costs And Effects Of Compliance With Environmental Laws

There are no special or unusual environmental laws or regulations that will require us to make material expenditures or that can be expected to materially impact on the operation of our business.

Patents

The Plastinum Process is currently protected by U.S. Patent Number 6,107,400 and European Patent Number 92907183.5-2307.

Research and Development

In 2004, we spent approximately $180,000 on research and development. In 2005, we spent approximately $715,000 on research and development. We anticipate expending approximately $500,000 towards research and development activities during the next twelve (12) months in connection with the continued development of the Plastinum process.

Number of Employees

As of June 30, 2006 we had two employees, Jacques Mot, our Chief Executive Officer, and Patrick Sulzer, our Chief Operating Officer.

Dependence on Key Customers; Major Suppliers

We do not yet have any customers or suppliers and are therefore not dependent on any customer or supplier.

Acquisition of Plant and Equipment and Other Assets

We have identified contractors to assist in the construction of a plant for processing Computer Scrap. The plant will be located in the EMMTEC Industry & Business Park, Emmen, The Netherlands. We estimate that the initial plant operations will commence as of November 1, 2006. We estimate that the cost of acquisition and outfitting of the plant will be approximately $150,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

MANAGEMENT'S PLAN OF OPERATION

The following discussion and analysis provides information which our management believes to be relevant to an assessment and understanding of our results of operations and financial condition. This discussion should be read together with our financial statements and the notes to financial statements, which are included in this Form 10-SB.

Overview

We are pursuing a new business plan related to the Plastinum Process described below. Accordingly, effective April 7, 2003, we are considered to be in the development stage as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, “ Accounting and Reporting by Development Stage Enterprises.”

Plastinum and the Plastinum Process

Plastinum owns and develops a patented and proprietary plastic blending technology, whereby various kinds of plastic can be mixed without the use of expensive chemical additives. The uniqueness of this blending technology stems from its potential cost-effective applications in many fields of the plastic industry, from the recycling of plastic electronic scrap to the creation of new thermo plastic compounds.

The core of the Plastinum technology consists of an ultra high speed shearing chamber that creates in situ compatibilization of otherwise non-compatible polymers, resulting in a continuous mix that offers similar properties as virgin polymers.

The process has the ability to mix multiple non-compatible polymers and create new, blended compounds that can be used as ingredients in conventional plastic manufacturing processes.

Focusing on the current WEEE (Waste Electrical and Electronic Equipment) EU legislation, the company has specifically targeted the mixed plastic computer scrap sector for the launch of its first commercial-size plant. Currently, in this sector, plastic recycling technologies rely on sorting and separating the different plastics by type of polymer prior to recycling. This whole process is inefficient and expensive; hence most plastic is dumped in landfills or incinerated with troublesome ecological implications.

The company believes that its blending technology is unique and can add value particularly in this sector, since it can treat various types of plastic scrap, and it does not require separation or chemical additives. More importantly, we believe that the process is environmentally friendly and can be undertaken on economically viable terms.

We believe that the cost to manufacturers or other users of Plastinum’s recycled plastic compound will be lower than virgin ABS cost.

Currently Plastinum is in the process of implementing our business plan and we expect to open our first pilot plant in The Netherlands; this plant will be our showcase for the recycling of plastic waste coming from the WEEE sector. At this time, we are in the process of renting a building, to be effective October 1, 2006, our equipment will be moved to this location during the end of September, labor is being recruited and the plastic waste supply is being secured. The anticipated cost is $150,000, constituting labor, rent and operating expenses. This amount will be funded with the proceeds of the $500,000 Convertible Promissory Notes issued in July, 2006.

Source material will be purchased from specific sources in the EU; we are being assisted by two separate waste consulting and trading companies, both located in The Netherlands. Both companies have preliminary indicated that they will assist in the organization of the supply of plastic eWaste and/or sale of the finished products. Terms are being negotiated but these companies understand that if we reach agreement with them, we intend to pay them based on sales of the Plastinum products.

In the US, a source has been found to secure supply for a total of 7,500 tons of plastic eWaste annually. We have made a proposal for exclusive delivery of the source material needed. Plastinum is awaiting a response, which is expected before the end of the 2006 calendar year.

Furthermore Plastinum is expanding its research agreement with Polymer Service Center B.V. Groningen (“Polymer”), in The Netherlands; Polymer is commissioned to accelerate the development and commercialization of our technology.

The expanded research objectives are to:

•	show the improved technology performance relative to conventional blending equipment;

•	show the commercial potential by processing several readily available mixed plastic waste streams and innovative blends from virgin materials;

•	gain process understanding to predict material properties and develop quality control software in commercial machines.

The initial agreement with Polymer involved the fine tuning of the Plastinum process. The initial estimate of the cost for this work was approximately $28,000 and a total of approximately $34,000 has been paid. No further payments are anticipated under the initial contract.

Plastinum is currently discussing various possibilities for the acquisition of source materials with interested parties, in Europe as well as in the US and Asia. The potential acquisition strategies would involve either a profit sharing collaboration or the straight purchase of source materials. We have not yet reached agreement with any such parties.

The strategies for commercial implementation range from stand-alone plants, as stated above, to units integrated within an existing plastic processing facility to licensing arrangements with potential joint-venture partners.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

Operating losses increased from $518,637 in 2004 to $2,522,334 in 2005. The increase of $2,003,697 was primarily the result of an increase of $1,497,538 in general and administrative expenses, from $309,309 in 2004 to $1,806,847 in 2005, and an increase in research and development expenses of $536,369, from $179,118 in 2004 to $715,487 in 2005. The increase in general and administrative expense results primarily from increased consulting expenses and professional fees. The increase in these areas is attributable to the continued implementation of our business strategy, including costs incurred in bringing our public filings current. Increased research and development expenses are a direct result of our continuing development of the Plastinum Process.

We were a wholly owned subsidiary of New Generation Holdings, Inc., as of the year ended December 31, 2005. All of our research and development costs and overhead expenses have been paid or incurred by NGH. Certain overhead and general and administrative expenses have been allocated to us, with the offsetting credit to additional paid-in capital. Allocations of these expenses include officer salaries, accounting and legal fees, rent, and other general office expenses. Management believes that these allocation methodologies are reasonable. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent public entity and had managed these functions. The Company may incur additional general administrative expenses, and other costs as a result of operating independently of NHG.

THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2005

Operating losses increased from $224,484 for the three months ended June 30, 2005 to $548,596 for the three months ended June 30, 2006. The increase of $324,112 was the result of an increase of $123,288 in general and administrative expenses, from $192,515 in 2005 to $315,803 in 2006, and an increase in research and development expenses of $200,824, from $31,969 in 2005 to $232,793 in 2006. The increase in general and administrative expense results primarily from increased professional fees and travel expenses. Increased research and development expenses are a direct result of increased spending in the current period as compared to 2005. We anticipate additional expenditures of approximately $100,000 for research and development for the remainder of 2006.

We were a wholly owned subsidiary of NGH, as of the year ended December 31, 2005 and through May 24, 2006, and NGH owns approximately 94% of our common stock as of June 30, 2006. All of our research and development costs and overhead expenses have been paid or incurred by NGH. Certain overhead and general and administrative expenses have been allocated to us, with the offsetting credit to additional paid-in capital. Allocations of these expenses include officer salaries, accounting and legal fees, rent, and other general office expenses. Management believes that these allocation methodologies are reasonable. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent public entity and had managed these functions. The Company may incur additional general administrative expenses, and other costs as a result of operating independently of NHG.

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2005

Operating losses increased from $728,027 for the six months ended June 30, 2005 to $732,100 for the six months ended June 30, 2006. The increase of $4,073 was the result of a decrease of $14,205 in general and administrative expenses, from $493,716 in 2005 to $479,511 in 2006, offset by an increase in research and development expenses of $18,278, from $234,311 in 2005 to $252,589 in 2006. We anticipate additional expenditures of approximately $100,000 for research and development for the remainder of 2006.

We were a wholly owned subsidiary of NGH, as of the year ended December 31, 2005 and through May 24, 2006, and NGH owns approximately 94% of our common stock as of June 30, 2006. All of our research and development costs and overhead expenses have been paid or incurred by NGH. Certain overhead and general and administrative expenses have been allocated to us, with the offsetting credit to additional paid-in capital. Allocations of these expenses include officer salaries, accounting and legal fees, rent, and other general office expenses. Management believes that these allocation methodologies are reasonable. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent public entity and had managed these functions. The Company may incur additional general administrative expenses, and other costs as a result of operating independently of NHG.

Plan of Operation

Our plan of operation for the twelve month period following the date of this report is to:

•	Open the showcase facility in The Netherlands planned for October 1, 2006.

•	Proceed with research and development with Polymer for virgin market applications and the development of new virgin compounds.

•	Open a plant in the United States for the recycling of eWaste, planned for the beginning of the third quarter of 2007.

•	Open a plant in the EU for the recycling of eWaste, planned for the beginning of the third quarter of 2007.

We currently have budgeted $10,950,000 in cash expenditures for the twelve month period following the date of this report, including (1) $300,000 to cover our projected general and administrative expense during this period; (2) $500,000 for research and development activities; (3) $150,000 to cover our projected Netherlands showcase facility; $5,000,000 for our United States plant; and $5,000,000 for our EU plant.

We will need to raise additional funds if we want to execute our entire business plan, i.e. expansion through set up of 2 major E-waste Recycling planst, of which one in the Netherlands and one in the USA. We anticipate financing our business plan through a $10,000,000 private placement organized by a U.S. investment back, expected to be fully subscribed by the end of the first quarter of 2007.Should we not be able to raise the necessary funding, we may have to substantially curtail our proposed expansion.

Our anticipated costs and projected completion dates described above are estimates based upon our current business plan, known resources and market dynamics. Our actual costs or actual project completion dates could vary materially from those projected.  Our management team is continually re-evaluating our core business plan as it relates to our monitoring products and identifying new applications and markets for our technology.  We may at any time decide to terminate our ongoing development plans with respect to products and services if they are deemed to be impracticable or not to be commercially viable.  Further changes to our current business plan could also result, such as the acquisition of new products or services or the decision to manufacture our own products, resulting in a change in our anticipated strategic direction, investments, and expenditures.

LIQUIDITY AND CAPITAL RESOURCES

We recently received convertible loans of an aggregate of $500,000. The loans bear interest at a rate of 8% per annum and are initially convertible into an aggregate of 1,000,000 shares of our common stock. In addition, the lenders received warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.50 per share.

The use of proceeds of these loans will be:  1. to fund general operations, 2. the opening of the pilot plant in the European Unions, 3. to finance the expansion of the research agreement with Polymer Service Center in The Netherlands, 4. to hire further expertise in the commercialization of the Plastinum end product, the Plastinum Compounds.

NGH also recently signed an investment advisory agreement with Valley Road Capital which has been assigned to and assumed by Plastinum. The purpose is to arrange a private placement commencing in the fourth quarter of 2006. The use of proceeds of this private placement will be to open our first commercial facility in the U.S.

We project that current funding will enable us to open the pilot plant. We anticipate financing our full business plan through a $10,000,000 private placement organized by a U.S. investment back, expected to be fully subscribed by the end of the first quarter of 2007. The proceeds of the private placement will be used as follows: $5,000,000 for the opening of the United States plant; and $5,000,000 for the opening of the EU plant;

Until now we have relied on NGH to fund our operations. We do not have sufficient capital resources to meet projected cash flow deficits and will rely on debt and equity funding. If we are unable to raise additional capital through debt or equity financings, on terms acceptable to us, and are not successful in generating sufficient liquidity from operations, then this lack of financing would have a material adverse effect on our business, results of operations, liquidity and financial condition.

We have relied on advances from our parent and there is no assurance that our parent will continue to provide sufficient funds for us to successfully continue our operations. Therefore, we will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

There can be no assurance that we will generate revenues from operations or obtain sufficient capital on acceptable terms, if at all. Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and our ability to continue as a going concern. Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our plastic services and products. There can be no assurance that additional private or public financings including debt or equity financing, will be available as needed, or, if available, on terms favorable to us. Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership. In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

Risk Factors

Investors or potential investors should carefully consider each of the following risk factors along with all of the other information in this document.

If any of the following risks and uncertainties develops into actual events, Plastinum's business, financial condition or results of operations could be materially adversely affected. If that happens, the price of our common stock could decline significantly.

Risks Related to Owning Plastinum Common Stock

There has not been any prior trading market for Plastinum common stock and a trading market may not develop after the spin-off.

It is expected that the Plastinum shares will be quoted on the Over-The-Counter Bulletin Board following completion of the spinoff. In order for Plastinum stock to be quoted on the Over-The-Counter Bulletin Board or the Pink Sheets, at least one market maker must quote its stock. There can be no assurance that a market maker will quote Plastinum stock. In the event that Plastinum's stock is not quoted, there will be no trading market for its stock and its stockholders may have to hold their shares of Plastinum stock indefinitely.

Until Plastinum's common stock is fully distributed to NGH stockholders and an orderly market develops, the prices at which its common stock trades may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue.

Substantial sales of Plastinum common stock following the distribution may have an adverse impact on the trading price of Plastinum common stock.

Under the U.S. federal securities laws, all of the shares of Plastinum common stock issued in the distribution may be resold immediately in the public market without restriction, except for shares held by its affiliates or shares which currently have restricted legends on them. Some of the Plastinum shareholders who receive Plastinum common stock may decide that they do not want Plastinum shares and may sell their shares following the spinoff. We cannot predict whether shareholders will resell large numbers of Plastinum shares in the public market following the distribution or how quickly they may resell these shares. If shareholders sell large numbers of Plastinum shares over a short period of time, or if investors anticipate large sales of Plastinum shares over a short period of time, the trading price of Plastinum's common stock could be materially adversely affected.

Plastinum has no operating history as an independent public company and may be unable to operate profitably as a stand-alone company.

Plastinum does not have an operating history as an independent public company and has not yet generated any operating revenue. There can be no assurance that it will generate operating revenue in the future or that it will be able to put in place the financial and administrative structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.

There has never been any "established trading market" for shares of common stock of Plastinum. We intend to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for Platinum’s common stock does develop; the stock price may be volatile. No assurance can be given that any market for Plastinum’s common stock will develop or be maintained. Moreover, there can be no assurance that Plastinum’s common stock will be quoted on the OTC Bulletin Board or elsewhere. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities Act Rules by members of management or others may have a substantial adverse impact on any such market.

Lack of Effective Disclosures Controls and Procedures

We currently have only two (2) employees and one consultant. Given our limited personnel and limited resources, we may be unable to establish effective controls to insure that we are able to make all required public filings in a timely manner. Given similar limited personnel and limited finances, NGH, our parent, was not previously able to establish effective controls to insure that they make all required public filings in a timely manner. If we do not make all public filings in a timely manner, our shares of common stock, if listed on the OTC Bulletin Board, may be delisted. We could also be subject to regulatory action and/or lawsuits by stockholders.

We pay no Dividends

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any earnings for funding growth however these plans may change depending upon capital raising requirements.

Dependence upon Management

Our future performance and success are dependant upon the efforts and abilities of our management. To a very significant degree, we are dependent upon the continued services of Jacques Mot, our president and chief executive officer and Patrick Sulzer, our Chief Operating Officer. If we lost the services of Mr. Mot and/or Mr. Sulzer before we could get qualified replacements, that loss could materially adversely affect our business. We do not maintain key man life insurance on either Mr. Mot or Mr. Sulzer.

Lack of Independent Directors

We do not have a majority of independent directors on our board of directors and we cannot guarantee that our board of directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, which are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between our stockholders and us generally and the controlling officers, stockholders or directors.

The Company's independent certified public accountant has stated in their report included in this Form that the Company has incurred operating losses from its inception, and that the Company is dependent upon management's ability to develop profitable operations. These factors among others may raise substantial doubt about the Company's ability to continue as a going concern.

We anticipate raising any necessary capital from outside investors coupled with bank or mezzanine lenders. As of the date of this report, we have not entered into any negotiations with any third parties to provide such capital.

ITEM 3. DESCRIPTION OF PROPERTY.

LOCATION AND DESCRIPTION OF PROPERTIES

We have a month to month oral lease for approximately 150 square feet of office space located at 14, Rue du Rhône CH-1204, Geneva, Switzerland. NGH pays approximately $430 per month for use of a conference room, on an as needed basis, at 245 Park Avenue, New York, NY and we intend to continue this arrangement following the spinoff.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, certain information, as of the contemplated “spin-off”, regarding beneficial ownership of our common stock by

•	each stockholder known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of our common stock;

•	each of our directors;

•	each of the named executive officers; and

•
all of our current executive officers and directors as a group.

The following table represents shares owned by our officers, directors and owners of 10% or more of our outstanding shares of common stock as of November 30, 2006.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class (1)
Jacques Mot(2)	800,000	1.5%
Marcel Rokegem	50,000	*
New Generation Holdings	49,998,260	93.6%
All executive officers and directors as a group	850,000	1.5%

(1)
Shares of common stock subject to warrants or other instruments currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the number of shares beneficially owned and the percentage of outstanding shares of the class held by a person holding such warrants, but are not deemed outstanding for computing the percentage of any other person.

(2)
Consists of 400,000 shares issuable upon conversion of a $200,000 convertible loan issued to Mr. Mot on July 10, 2006 and immediately exercisable warrants to purchase an additional 400,000 shares of common stock at an exercise price of $0.50 per share.

* less than 1%.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages and positions of our executive officers and directors as of June 1, 2006:

Name	Age	Position and Offices with the Company
Jacques Mot	49	Chairman of the Board of Directors President and CEO
Marcel Rokegem	57	Director
Patrick Sulzer	31	Chief Operating Officer
Robert Scherne	49	Chief Financial Officer

Jacques Mot served as the Chairman of the Board, President and CEO of NGH from April of 1999 to January 24, 2000 and again from February 2002 until the present and also serves as our CEO. Mr. Mot was also a Director of Argenta & Magnum Management Company Ltd. - - Gibraltar, a company that was engaged in providing financial advisory services. From 1987 to 1992, Mr. Mot was the General Manager and Director of Iesa Investissements S.A., a portfolio management and investment company, where he handled portfolio and investment management on a confidential basis. Mr. Mot attended the University of Lausanne, Switzerland studying economics from 1976-1979.

Marcel Rokegem has served as a Director of NGH since 1999 and had also served as a director of Plastinum since its inception. As of 1991 he acted as an independent investment consultant. From 1987 to 1991 he was co-founding partner and director of Euro Suisse Securities, a member of the London Stock Exchange. From 1982 to 1987 he was co-founding partner and director of Jesup and Lamont International, an affiliate of Jesup and Lamont Securities Co., a member of the New York Stock Exchange and one of the oldest Wall Street firms. Prior to that Mr. Rokegem was partner in charge of the international department of Biard, Hombergen, Pringiers and Co., a member of the Brussels Stock Exchange. He started his career with Kredietbank in Brussels where he was responsible for international equity trading and sales. He attended the Antwerp Jesuit University where he studied AES (Applied Economic Science). He is a diploma holder from I.S.M.A. and is an officially recognized insurance consultant.

Patrick Sulzer has served as Chief Operating Officer since April 2005. He acted as an independent consultant to Plastinum during the six months prior to taking an official position with the Company. From August 2002 until November 2004, he worked as Logistics & Operations Manager for TechnoMarine group, an international watch company with offices in Europe, USA and Asia. Prior to that Mr Sulzer was an auditor with PriceWaterhouseCoopers. He graduated from Oxford Brookes University in 2001 (BA 2:1) where he studied Finance & Management. In addition, he attended two years the University of Fribourg where he studied law.

Mr. Scherne has provided his services as the interim Chief Financial Officer of New Generation Holdings, Inc. since February, 2006 on a leased basis through Robert C. Scherne, CPA, PC, a company that specializes in providing financial management personnel to businesses on a temporary basis, and will continue as the Chief Financial Officer of the Company following the “spin-off”. Mr. Scherne has been the principal of Robert C. Scherne, CPA, PC, since March 2003. Prior to that, Mr. Scherne was employed as an accountant by Merdinger, Fruchter Rosen and Company from December 1993 to December 2002; by Louis Sturz & Co. and its successor firm Grossman, Russo & Shapiro from July 1986 until November 2002; and by L.H. Frishkoff &Co. and its successor firm A. Uzzo &Co. from July 1978 to June 1986. Mr. Scherne holds a Bachelors of Business Administration degree in Accounting from Pace University (New York City), and is an active member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

The Board of Directors has determined that Mr. Rokegem is an "audit committee financial expert" as defined in Item 401(h) (2) of Regulation S-K of the Exchange Act and is “independent” as that term is used in Item 7(d) (3) (iv) of Schedule 14A of the Exchange Act.

No familial relationships exist between any Directors and any Executive Officers.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation paid by to our Chief Executive Officer and our Chief Operating Officer. The salary set forth below was paid by NGH prior to the spinoff, but will continue to be paid by us subsequent to the spinoff.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/ SARs	LTIP Payouts	All Other Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	(#)	($)	($)
Jacques Mot, Chief Executive Officer(1)(2)	2003	$23,600
	2004	$243,000
	2005	$243,000

Patrick Sulzer,(1)Chief Operating Officer	2003	—
	2004	—
	2005	$101,000

(1) On July 10, 2006, each of Mr. Mot and Mr. Sulzer were granted options to purchase 3,000,000 of common stock at an exercise price of $0.10. The options are subject to vesting over a three year period with options to purchase 1,000,000 shares of common stock vesting on each of the first, second and third anniversaries of the grant date.

(2) Represents the portion of Mr. Mot's compensation allocated to Plastinum.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We entered into a Debt Exchange Agreement with our president and chief executive officer, Jacques Mot and NGH dated as of December 7, 2005. Pursuant to the Debt Exchange Agreement, NGH issued to Mr. Mot a Convertible Promissory Note in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement through December 31, 2004. The Convertible Promissory Note bore interest at a rate of 10% per annum. The Convertible Promissory Note was convertible into shares of our Preferred Stock or the Preferred Stock of NGH. On July 10, 2006, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note into 528,629.58 shares of NGH Preferred Stock pursuant to an Election to Convert and Amendment to Debt Exchange Agreement among NGH, Plastinum and Mr. Mot. The Preferred Stock will vote together with the Common Stock on an “as-converted” basis. Upon the closing of the “spin-off” of Plastinum, the shares of Preferred Stock will automatically convert into 38,672,076.61 shares of NGH Common Stock and Mr. Mot will also receive 38,672,076.61 shares of our Common Stock.

On March 31, 2005, NGH issued to WBEMS 2005, LLC a warrant to purchase 200,000 shares of NGH common stock and pursuant to a Joinder Agreement dated June 2, 2006, the Warrant may now be exercised for our common stock as well. The Warrant is exercisable for a period of three years at an exercise price of $0.25 per share. WBEMS 2005, LLC is 100% owned by the principals of our outside legal counsel, Westerman Ball Ederer Miller & Sharfstein, LLP (“WBEMS”), and the warrant was issued at the approximate fair market value as additional compensation for legal services rendered. WBEMS and/or its affiliates own approximately 130,000 shares in addition to the warrant.

On July 10 , 2006 we entered into a Convertible Loan Agreement with Jacques Mot and an unaffiliated third party pursuant to which we borrowed $200,000 from Mr. Mot and $300,000 from such third party. The loans are convertible into shares of our common stock at a conversion price of $0.50 per share. In addition, Mr. Mot received warrants to purchase 400,000 shares of our common stock and the third party received warrants to purchase 600,000 shares of our common stock. The warrants are exercisable for a period of three years at an exercise price of $0.50 per share.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of the “spin-off”, there will be 91,371,073 shares of common stock issued and outstanding; no shares of preferred stock will be issued. In addition, as of the “spin-off”, warrants to purchase 24,586,570 shares of common stock were also outstanding.

Common Stock

All holders of common stock have one vote per share on all matters submitted to a vote of stockholders. Stockholders do not have rights to cumulate their votes in the election of directors under our bylaws or applicable provisions of the General Corporation Law of the State of Delaware.

The holders of common stock have the right to receive dividends, when, and if declared, by our Board of Directors out of funds legally available therefor. We have never paid any cash dividends on our common stock. We presently intend to retain earnings, if any, to finance our operations, and therefore do not anticipate paying any cash dividends in the future. If we liquidate, holders of our common stock would share ratably in any assets available for distribution to stockholders after payment of all our obligations.

Holders of our common stock are not entitled to any preemptive rights. All outstanding shares of common stock are fully paid and non-assessable.

Antitakeover Effects of Provisions of Delaware Law and Our Charter

Provisions of Delaware law and our certificate of incorporation could discourage takeover attempts. These include the following:

Delaware Antitakeover Law . We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholders for a period of three years from the date the stockholder became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner provided in Section 203. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own 15% or more of the corporation's outstanding voting stock.

Our right to issue preferred stock. Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock without any further vote or action by our stockholders. Therefore, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with voting rights or preferences that could prevent or discourage unsolicited takeover attempts.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

There is no public trading market for our common stock. As of June 30, 2006 (i) 24,586,570 shares of our common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock; and (ii) 13,720,820 shares could be sold pursuant to Rule 144 under the Securities Act.

DIVIDEND POLICY

We have not paid any dividends since our inception. We do not anticipate paying dividends on our common stock in the foreseeable future but plan to retain earnings, if any, for the operation and expansion of our business.

HOLDERS

There were approximately six (6) stockholders of record of the Company's common stock as of June 15, 2006. As of the spinoff, we anticipate that there will be approximately one hundred seventy five (175) stockholders of record of our common stock.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	6,000,000	$0.10	9,000,000
Equity compensation plans not approved by security holders
Total	6,000,000		6,000,000

ITEM 2. LEGAL PROCEEDINGS.

In the ordinary course of business, we may be involved in legal proceedings from time to time. Although occasional adverse decisions or settlements may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position, results of operations or liquidity. We will seek to minimize disputes but recognize the inevitability of legal action in today’s business environment as an unfortunate price of conducting business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

(i) On May 24, 2006, we issued 1,430,000 shares of our common stock to Lombard Odier Darier Hentsch & CIE ("LODH") for an aggregate purchase price of $500,500 (or $0.35 per share) in reliance on Regulation S. The issuance reflected partial exercise of a warrant issued to LODH by our former parent New Generation Holdings, Inc. on August 25, 2005 and subsequently amended to provide for issuance, at LODH's option, of either NGH common stock or our common stock.

(ii) On June 20, 2006, we issued 231,900 shares of common stock to Patrick Hellinckx in consideration for services provided pursuant to a Consulting Agreement between our former parent New Generation Holdings, Inc. and Mr. Hellinckx dated March 15, 2005 in reliance on Section 4(2) of the Securities Act.

(iii) On June 20, 2006, we issued 100,400 shares of common stock to Jan Rasschaert in consideration for services provided pursuant to a Consulting Agreement between our former parent New Generation Holdings, Inc. and Mr. Rasschaert dated March 15, 2005 in reliance on Section 4(2) of the Securities Act.

(iv) On June 20, 2006, we issued 801,847 shares of common stock to Polymer Consulting Limited in consideration for services provided pursuant to a Consulting Agreement between our former parent New Generation Holdings, Inc. and Polymer Consulting Limited dated March 15, 2005 in reliance on Section 4(2) of the Securities Act.

(v) On June 20, 2006, we issued 136,950 shares of common stock to Marc de Ridder in consideration for services provided pursuant to a Consulting Agreement between our former parent New Generation Holdings, Inc. and Clanders Investors dated March 15, 2005 in reliance on Section 4(2) of the Securities Act.

(vi) On July 10 , 2006 we entered into a Convertible Loan Agreement with Jacques Mot and Pierangelo Bottinelli (each a non-U.S. resident and non-U.S. citizen), pursuant to which we borrowed $200,000 from Mr. Mot and $300,000 from Mr. Bottinelli in reliance on Regulation S. The loans are convertible into shares of our common stock at a conversion price of $0.50 per share. In addition, Mr. Mot received warrants to purchase 400,000 shares of our common stock and Mr. Bottinelli received warrants to purchase 600,000 shares of our common stock. The warrants are exercisable for a period of three years at an exercise price of $0.50 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification and Limitation of Liability

Our certificate of incorporation provides that our directors will not be personally liable to our company or our stockholders for monetary damages for breach of their fiduciary duties as directors to the extent permitted by Delaware law.

Our bylaws provide that we must indemnify our directors, officers and employees so long as they act in good faith and are not adjudged liable to the Corporation. Our bylaws also provide for the prepayment of expenses to persons entitled to indemnification (subject to certain conditions), and permit us to purchase and maintain insurance on behalf of any director, officer, employee, or agent against any liability asserted against them in any such capacity, whether or not our bylaws would permit or require such indemnification.

PART F/S

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2005 AND JUNE 30, 2006

FORMING A PART OF FORM 10-SB
PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

PLASTINUM CORP.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

Page
December 31, 2005 Financial Statements
Report of Independent Registered Certified Public Accounting Firm	F-2

Balance Sheet December 31, 2005 and 2004	F-3

Statements of Losses for the two years ended December 31, 2005 and 2004 and for the period April 7, 2003 (date of inception as a development stage enterprise) to December 31, 2005	F-4

Statement of Deficiency in Stockholders' Equity for the two years ended December 31, 2005 and for the period April 7, 2003 (date of inception as a development stage enterprise) to December 31, 2005	F-5

Statements of Cash Flows for the two years ended December 31, 2005 and 2004 and for the period April 7, 2003 (date of inception as a development stage enterprise) to December 31, 2005	F-6

Notes to Financial Statements	F-7 - F-14

June 30, 2006 Financial Statements (Unaudited)

Balance Sheet at June 30, 2006	F-15

Statements of Losses for the three and six months ended June 30, 2006 and 2005 and for the period April 7, 2003 (date of inception as a development stage enterprise) to June 30, 2006	F-16

Statement of Deficiency in Stockholders' Equity for the period April 7, 2003 (date of inception as a development stage enterprise) to June 30, 2006	F-17

Statements of Cash Flows for the six months ended June 30, 2006 and 2005 and for the period April 7, 2003 (date of inception as a development stage enterprise) to June 30, 2006	F-18

Notes to Financial Statements	F-19 - F-25

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

The Board of Directors
Plastinum Corp.
New York, New York

We have audited the accompanying balance sheet of Plastinum Corp. ("Company"), a development stage Company, as of December 31, 2005 and 2004, and the related statements of losses, deficiency in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005 and for the period April 7, 2003 (date of inception as a development stage enterprise) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plastinum Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 and from April 7, 2003 (date of inception as a development stage enterprise ) to December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note E, the Company has restated the balance sheet as of December 31, 2005 and the related statements of losses, deficiency in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005 and for the period April 7, 2003 (date of inception as a development stage company) to December 31, 2005.

/s/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP Russell Bedford Stefanou Mirchandani LLP Certified Public Accountants

New York, New York June 20, 2006 except for Note E as to which date is November 29, 2006

PLASTINUM CORP.
BALANCE SHEET
(Restated)
DECEMBER 31

	2005	2004
Assets

Current assets:	$-	$-

Liabilities and stockholders' equity

Total liabilities	$-	$-

Deficiency in stockholders' equity:

Preferred stock, par value $.01 per share; 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $.01 per share; 150,000,000 shares authorized, 49,998,260 shares issued and outstanding	499,983	499,983
Additional paid-in capital	6,864,850	4,342,516
Accumulated deficit prior to development stage	(4,221,982)	(4,221,982)
Deficit accumulated during the development stage	(3,142,851)	(620,517)

Total stockholders' equity	-	-

Total liabilities and stockholders' equity	$-	$-

See accompanying notes to financial statements

PLASTINUM CORP.
STATEMENTS OF LOSSES
(Restated)

	Years ended December 31,		Cumulative Period from April 7, 2003 (date of inception as a development stage enterprise) to December 31,
	2005	2004	2005
Operating expenses:
General and administrative expenses	$1,806,847	$309,309	$2,140,456
Depreciation and amortization	-	30,210	107,790
Research and development	715,487	179,118	894,605
Total operating expenses	2,522,334	518,637	3,142,851

Loss before provision for income taxes	(2,522,334)	(518,637)	(3,142,851)

Provision for income taxes	-	-	-

Net loss	$(2,522,334)	$(518,637)	$(3,142,851)

Net loss per common share, basic and diluted	$(0.05)	$(0.01)

Weighted average shares outstanding	49,998,260	49,998,260

See accompanying notes to financial statements

PLASTINUM CORP.
STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY
FOR THE  PERIOD APRIL 7, 2003 (DATE OF INCEPTION AS A DEVELOPMENT STAGE ENTERPRISE ) THROUGH  DECEMBER 31, 2005
(Restated)

				Accumulated Deficit
			Additional	Prior to	During
	Common Stock		Paid-in	Development	Development	Stockholders'
			Capital	Stage	Stage	Deficiency

Balance, December 31, 2002	49,998,260	$499,983	$3,829,789	$(4,196,122)	$-	$133,650

Net loss from January 1, 2003 to
April 7, 2003	-	-	-	(25,860)	-	(25,860)

Balance, April 7, 2003	49,998,260	499,983	3,829,789	(4,221,982)	-	107,790

Contribution of capital by parent	-	-	24,300	-	-	24,300

Net loss	-	-	-	-	(101,880)	(101,880)

Balance, December 31, 2003	49,998,260	499,983	3,854,089	(4,221,982)	(101,880)	30,210

Contribution of capital by parent	-	-	488,427	-	-	488,427

Net loss	-	-	-	-	(518,637)	(518,637)

Balance, December 31, 2004	49,998,260	499,983	4,342,516	(4,221,982)	(620,517)	-

Contribution of capital by parent	-	-	2,522,334	-	-	2,522,334

Net loss	-	-	-	-	(2,522,334)	(2,522,334)

Balance, December 31, 2005	49,998,260	$499,983	$6,864,850	$(4,221,982)	$(3,142,851)	$-

See accompanying notes to financial statements

PLASTINUM CORP.
STATEMENTS OF CASH FLOWS
(Restated)

	Years ended December 31,		Cumulative Period from April 7, 2003 date of inception as a development stage enterprise) to December 31,
	2005	2004	2005

Cash flows from operating activities:
Net loss	$(2,522,334)	$(518,637)	$(3,142,851)
Adjustments to reconcile net loss to net
cash used in operating activities:
Expenses paid by parent	2,522,334	488,427	3,035,061
Amortization	-	30,210	107,790

Cash used in operating activities	-	-	-

Net (decrease) increase in cash	-	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	-	-	-

Non-cash transactions:
Expenses paid by parent	$2,522,334	$488,427	$3,035,061

See accompanying notes to financial statements

PLASTINUM CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

Plastinum Corp. ( we” , “us”,“ our company” “our” or “Plastinum” ), (formerly New Generation Plastics, Inc.) was formed under the laws of the State of Delaware in 2000. We are a development stage company, as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7"), and we are currently developing a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States.

To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from entering the development stage on April 7, 2003 through December 31, 2005, the Company has accumulated losses of $3,142,851.

We were a wholly owned subsidiary of New Generation Holdings, Inc. (NGH) as of the year ended December 31, 2005. All of our research and development costs and overhead expenses have been paid or incurred by NGH. Certain overhead and general and administrative expenses have been allocated to us, with the offsetting credit to additional paid-in capital. As our parent, NGH has paid all of our expenses, and does not expect repayment of those expenditures. There has been no cap limiting the amount of capital contributions to be provided by NGH.

Spin-Off Transaction

NGH has presented a proposal to its shareholders to approve a pro-rata distribution of our common stock, commonly referred to as a "spinoff", pursuant to which each shareholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

Certain information in our financial statements relating to the results of operations and financial condition was derived from the historical financial statements of NGH, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Various allocation methodologies were employed to allocate the expenses incurred by NGH on the Company’s behalf. Allocation is done on either a specific identification basis or a proportional cost allocation basis. Allocations of these expenses include officer salaries, accounting and legal fees, rent, and other general office expenses. Management believes that these allocation methodologies are reasonable and, based on the allocation methods, believes that all costs of doing business have been reflected in the historical financial statements of Plastinum. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent public entity and had managed these functions. The Company may incur additional general administrative expenses, and other costs as a result of operating independently of NGH.

The accompany financial statements includes the following expenses incurred by NGH on behalf of the Company. Summarized results of the allocated expenses are as follows:

	2005	2004	For the Period April 7, 2003 (Date of Inception of Development Stage) through December 31, 2005
Net transfer from NGH - beginning of the period	$512,727	$24,300	$-
Net transactions with NGH:

Product development	715,487	179,118	894,605
Officer and other compensation	407,600	246,000	677,900
Rent	13,070	9,600	22,670
Audit and legal services	201,815	(30,165)	171,650
Other general and administrative	1,184,362	83,874	1,268,236
Loss for period, funded by NGH	2,522,334	488,427	3,035,061

Net transfer from NGH - end of the period	$3,035,061	$512,727	$3,035,061

The nature and amounts of expenses stranded on NGH’s stand alone financial statements are as follows:

	2005	2004	For the Period April 7, 2003 (Date of Inception of Development Stage) through December 31, 2005

Officer and other compensation	82,000	82,000	382,700
Rent	5,847	2,231	8,078
Audit and legal services	67,272	(10,055)	57,217
Consulting	349,031	-	349,031
Other general and administrative	36,095	27,957	73,793
Interest and finance costs	1,680,981	-	1,680,981

NGH stand alone expense	$2,221,226	$102,133	$2,551,800

Restatement

The accompanying financial statements have been restated to reflect an increase in the allocation of general and administrative expenses incurred by NGH on our behalf (see Note E). The nature of these expenses is described above. The effect of the restatement is to increase general and administrative expenses and net loss for the years ended December 31, 2005 and 2004 and for the period from April 7, 2003 (date of inception of development stage) through December 31, 2005 by $1,299,025, $205,957 and $1,504,982, respectively. Additional paid-in capital has been increased by the same amounts. Loss per share for the year ended December 31, 2005 increased to $(0.05) from $(0.02). Loss per share for 2004 was unchanged.

Going Concern

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit

We have had substantial net losses of $2,522,334 and $518,637 for the years ended December 31, 2005 and 2004, respectively and have had no sources of financing except for that provided by our parent. These factors raise substantial doubt about our ability to continue as a going concern. The significant increase in the net loss for the year ended December 31, 2005 is the result of our expanded activities, primarily in the development of our technology.

The continuation of the company as a going concern is dependent on our ability to develop revenues and to obtain financing from outside sources and continued financing from NGH. Management is also attempting to secure ongoing revenue relationships for our products. We are currently developing a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States. Should we be unable to obtain such financing, we may have to curtail our operations, which may have a material adverse effect on our financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

Income Taxes

Deferred income taxes are provided using the asset and liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Product Development Costs

Product development costs include expenses incurred by the company for research, design and development of the Company's proprietary technology and are charged to operations as incurred.

Plastinum incurred research and development expenses of $715,487, $179,118 and $894,605 for the years ended December 31, 2005 and 2004, and from April 7, 2003 (date of inception of development stage) through December 31, 2005, respectively.

Liquidity

As shown in the accompanying financial statements, we incurred a net loss of $2,522,334 and $518,637 for the years ended December 31, 2005 and 2004, respectively. For the period from inception of development stage through December 31, 2005, the Company has accumulated losses of $3,142,851. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

Cash Equivalents

For purposes of the statements of cash flows, we consider all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any items of comprehensive income in any of the periods presented.

Loss Per Share

We use SFAS No. 128, “Earnings Per Share” for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive. There were no common share equivalents at December 31, 2005 or 2004.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (revised 2004), “Share-Based Payment” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123R supersedes APB opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” On April 14, 2005, the SEC amended the effective date of the provisions of this statement. The effect of this amendment by the SEC is that the Company had to comply with Statement 123R and use the Fair Value based method of accounting no later than the first quarter of 2006. The Company implemented SFAS No. 123(R) on January 1, 2006 using the modified prospective method. The fair value of each option grant issued after January 1, 2006 will be determined as of grant date, utilizing the Black-Scholes option pricing model. The amortization of each option grant will be over the remainder of the vesting period of each option grant. The Company does not have any awards of stock-based employee compensation issued and outstanding at December 31, 2005.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No.153, “ Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”.  The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance.  Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished.  Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets.  The FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis.  By focusing the exception on exchanges that lack commercial substance, the FASB believes this statement produces financial reporting that more faithfully represents the economics of the transactions.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance.  The provisions of SFAS 153 shall be applied prospectively.  We have evaluated the impact of the adoption of SFAS 153, and do not believe the impact will be significant to the company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “ Share-Based Payment”.  SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.   SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.   SFAS 123(R) replaces FASB Statement No. 123, “ Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “ Accounting for Stock Issued to Employees”. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123(R) is applicable for Plastinum effective the first interim period that starts after December 15, 2005. We have evaluated the impact of the adoption of SFAS 123(R), and believe that the impact may be significant to the company’s future overall results of operations and financial position.

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 (“ SAB 107”). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies.  In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, “ Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “ Accounting Changes” and SFAS No. 3, “ Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of 2006.  We have evaluated the effect that the adoption of SFAS 154 will have on our results of operations and financial condition and do not expect it to have a material impact.

NOTE B -CAPITAL STOCK AND STOCKHOLDER’S EQUITY

As of December 31, 2005 we were authorized to issue 1,000 shares of common stock with a par value of $.01 per share. On May 19,2006 we effected a stock split of 49,998.26 to 1. After the split, there were 49,998,260 common shares outstanding, all held by our parent, NGH. After the stock split, we issued an aggregate of 2,701,097 shares for common stock to consultants and pursuant to warrant exercise. On July 5, 2006, we amended our certificate of incorporation to increase our authorized shares to 260,000,000, 250,000,000 common and 10,000,000 preferred.

All references to share and per share amounts in these financial statements have been retroactively adjusted to reflect the stock split.

Since the reestablishment of development stage operations, our operations have been funded by our parent, NGH. We have allocated certain overhead expenses paid by NGH to our operations. All funds expended by NGH on our behalf have been recorded as additional paid-in capital.

NGH has presented a proposal to its shareholders to approve a pro-rata distribution of our common stock, commonly referred to as a "spinoff", pursuant to which each shareholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

In anticipation of the spinoff transaction NGH will permit holders of its existing common stock purchase warrants, at the holder's election, to exercise the warrants to purchase shares of our common stock. The Plastinum shares issuable upon exercise of warrants will be issued in the same amounts and for the same exercise price as the warrants for shares of NGH.

We entered into a debt exchange agreement with our president and chief executive officer, Jacques Mot and NGH dated as of December 7, 2005. Pursuant to the debt exchange agreement, Mr. Mot received a convertible promissory note in the original principal amount of $753,304 representing outstanding amounts owed to him under his consulting agreement with NGH. The convertible promissory note bore interest at a rate of 10% per annum. The Convertible Promissory Note was convertible into shares of our Preferred Stock or the Preferred Stock of NGH. On July 10, 2006, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note into 528,629.58 shares of NGH Preferred Stock pursuant to an Election to Convert and Amendment to Debt Exchange Agreement among NGH, Plastinum and Mr. Mot. Upon the closing of the “spin-off” of Plastinum, the shares of Preferred Stock will automatically convert into 38,672,076.61 shares of NGH Common Stock and Mr. Mot will also receive 38,672,076.61 shares of our Common Stock

NOTE C - INCOME TAXES

We have adopted Financial Accounting Standard No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

For income tax reporting purposes, our parent has utilized all expenses paid on our behalf. Therefore, we have no unused net operating losses or deferred tax assets..

NOTE D- SUBSEQUENT EVENTS

On July 5, 2006, we amended our certificate of incorporation to increase our authorized shares to 260,000,000 shares, 250,000,000 common and 10,000,000 preferred. On May 19, 2006 we effected a stock split of 49,998.26 to 1. After the split, there were 49,998,260 common shares outstanding, all held by our parent, NGH. After the stock split, we issued an aggregate of 2,701,097 shares of our common stock to consultants and pursuant to warrant exercise.

NGH has presented a proposal to its shareholders to approve a pro-rata distribution of our common stock, commonly referred to as a "spinoff", pursuant to which each shareholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

In anticipation of the spinoff transaction NGH will permit holders of its existing common stock purchase warrants, at the holder's election, to exercise the warrants to purchase shares of our common stock. The Plastinum shares issuable upon exercise of warrants will be issued in the same amounts and for the same exercise price as the warrants for shares of NGH.

On May 24, 2006, we issued 1,430,000 shares of our common stock to Lombard Odier Darier Deutsch of CIE, for an aggregate purchase price of $500,500 (or $0.35 per share). The issuance reflected partial exercise of a warrant issued by NGH.

On May 19, 2006, we granted options to purchase 6,000,000 of common stock at an exercise price of $0.10. The options are subject to vesting over a three year period with options to purchase 2,000,000 shares of common stock vesting on each of the first, second and third anniversaries of the grant date.

On June 20, 2006, we issued an aggregate of 1,271,097 shares of common stock in consideration for services provided pursuant to consulting agreements with NGH.

On July 10, 2006, we entered into a Convertible Loan Agreement with Mr. Mot and Mr. Bottinelli pursuant to which we borrowed an aggregate of $500,000. The loans bear interest at a rate of 8% per annum and are initially convertible into an aggregate of 1,000,000 shares of our common stock. In addition, the lenders received warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.50 per share.

On July 10, 2006, we entered into an Election to Convert and Amendment to Debt Exchange Agreement with NGH and Mr. Mot pursuant to which Mr. Mot elected to convert the aggregate principal and interest under the Convertible Note issued to him by NGH on December 7, 2005 into 528,629.50.

On July 10, 2006, we issued options to purchase 3,000,000 shares of common stock to each of Mr. Mot and Mr. Sulzer. The options vest over a three (3) year period with 1,000,000 options vesting on each of the first second and third anniversaries of the grant date.

NOTE E - RESTATEMENT OF FINANCIAL STATEMENTS

The accompanying financial statements have been restated to present the effects of increasing the allocation of general and administrative expenses incurred by the Company’s Parent, NGH, on our behalf by $1,299,025, $205,957 and $1,504,982 for the years ended December 31, 2005 and 2004 and the period April 7, 2003 (date of inception) through December 31, 2005, respectively.

The changes in reported amounts are summarized in the following reconciliations of the Company’s restatement of the Balance Sheet as of December 31, 2005 and 2004.

	December 31, 2005		December 31, 2004
	(As Restated)	(As Reported)	(As Restated)	(As Reported)
ASSETS	$-	$-	$-	$-

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY
Total Current Liabilities	-	-	-	-
Deficiency in Stockholders' Equity:
Preferred Stock	-	-
Common Stock	499,983	499,983	499,983	499,983
Additional Paid-In-Capital	6,864,850	5,359,868	4,342,516	4,136,559
Deficit Accumulated Prior to Development Stage	(4,221,982)	(4,221,982)	(4,221,982)	(4,221,982)
Deficit Accumulated During Development Stage	(3,142,851)	(1,637,869)	(620,517)	(414,560)
Total Stockholders' Equity	-	-	-	-
Total Liabilities and Deficiency in Stockholders' Equity	$-	$-	$-	$-

Following are reconciliations of the Company’s restatement of the Statement of Losses for the years ended December 31, 2005 and 2004 as well as the period April 7, 2003 (date of inception of development stage) through December 31, 2005.

	Year Ended December 31, 2005		Year Ended December 31, 2004		For the Period April 7, 2003 (date of Inception of Development Stage) through December 31, 2005
	(As Restated)	(As Reported)	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Operating Expenses:
Selling general and administrative	$1,806,847	$507,822	$309,309	$103,352	$2,140,456	$635,474
Research and Development	715,487	715,487	179,118	179,118	894,605	894,605
Depreciation and amortization	-	-	30,210	30,210	107,790	107,790
Total Operating Expenses	2,522,334	1,223,309	518,637	312,680	3,142,851	1,637,869
Operating Loss	(2,522,334)	(1,223,309)	(518,637)	(312,680)	(3,142,851)	(1,637,869)
Provision for income taxes	-	-	-	-	-	-
Net Income (Loss)	$(2,522,334)	$(1,223,309)	$(518,637)	$(312,680)	$(3,142,851)	$(1,637,869)
Net loss per common share (basic and diluted)	$(0.05)	$(0.02)	$(0.01)	$(0.01)
Weighted average shares outstanding	49,998,260	49,998,260	49,998,260	49,998,260

Following are reconciliations of the Company’s restatement of the Statement of Cash Flows for the years ended December 31, 2005 and 2004 as well as the period April 7, 2003 (date of inception of development stage) through December 31, 2005.

	Year Ended December 31, 2005		Year Ended December 31, 2004		For the Period April 7, 2003 (date of Inception of Development Stage) through December 31, 2005
	(As Restated)	(As Reported)	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Cash flows from Operating Activities:
Net loss	$(2,522,334)	$(1,223,309)	$(518,637)	$(312,680)	$(3,142,851)	$(1,637,689)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses paid by Parent	2,522,334	1,223,309	488,427	282,470	3,035,061	1,530,079
Amortization and depreciation	-	-	30,210	30,210	107,790	107,790
Cash used in operating activities	-	-	-	-	-	-
Net (decrease) increase in cash	-	-	-	-	-	-
Cash, beginning of period	-	-	-	-	-	-
Cash, end of period	$-	$-	$-	$-	$-	$-

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$-	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-	-	-
Non cash transactions:
Expenses paid by Parent	2,522,334	1,223,309	488,427	282,470	3,035,061	1,530,079

PLASTINUM CORP.
(A Development Stage Company)
BALANCE SHEET
JUNE 30, 2006
(Unaudited)
(Restated)

Assets

Current assets:	$-

Liabilities and stockholders' equity

Total liabilities	$-

Deficiency in stockholders' equity:

Preferred stock, par value $.01 per share; 1,000,000 shares authorized,
none issued and outstanding	-
Common stock, par value $.01 per share; 150,000,000 shares authorized,
52,698,997 shares issued and outstanding	526,990
Additional paid-in capital	7,569,943
Accumulated deficit prior to development stage	(4,221,982)
Deficit accumulated during the development stage	(3,874,951)

Total stockholders' equity	-

Total liabilities and stockholders' equity	$-

See accompanying notes to unaudited condensed financial statements

PLASTINUM CORP.
(A Development Stage Company)
STATEMENTS OF LOSSES
(Unaudited)
(Restated)

					Cumulative Period
					from April 7, 2003
					(date of inception as
					a development stage
					enterprise) to
	Three Months ended June 30,		Six Months ended June 30,		June 30,
	2006	2005	2006	2005	2006

Operating expenses:
General and administrative expenses	$315,803	$192,515	$479,511	$493,716	$2,619,967
Depreciation and amortization	-	-	-	-	107,790
Research and development	232,793	31,969	252,589	234,311	1,147,194
Total operating expenses	548,596	224,484	732,100	728,027	3,874,951

Loss before provision for income taxes	(548,596)	(224,484)	(732,100)	(728,027)	(3,874,951)

Provision for income taxes	-	-	-	-	-

Net loss	$(548,596)	$(224,484)	$(732,100)	$(728,027)	$(3,874,951)

Net loss per common share, basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average shares outstanding	50,749,008	49,998,260	50,375,708	49,998,260

See accompanying notes to unaudited condensed financial statements

PLASTINUM CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Restated)

				Accumulated Deficit
			Additional	Prior to	During
	Common Stock		Paid-in	Development	Development	Stockholders'
			Capital	Stage	Stage	Deficiency

Balance, December 31, 2002	49,998,260	$499,983	$3,829,789	$(4,196,122)	$-	$133,650

Net loss from January 1, 2003 to
April 7, 2003	-	-	-	(25,860)	-	(25,860)

Balance, April 7, 2003	49,998,260	499,983	3,829,789	(4,221,982)	-	107,790

Contribution of capital by parent	-	-	24,300	-	-	24,300

Net loss	-	-	-	-	(101,880)	(101,880)

Balance, December 31, 2003	49,998,260	499,983	3,854,089	(4,221,982)	(101,880)	30,210

Contribution of capital by parent	-	-	488,427	-	-	488,427

Net loss	-	-	-	-	(518,637)	(518,637)

Balance, December 31, 2004	49,998,260	499,983	4,342,516	(4,221,982)	(620,517)	-

Contribution of capital by parent	-	-	2,522,334	-	-	2,522,334

Net loss	-	-	-	-	(2,522,334)	(2,522,334)

Balance, December 31, 2005	49,998,260	499,983	6,864,850	(4,221,982)	(3,142,851)	-

Contribution of capital by parent (Unaudited)	-	-	231,600	-	-	231,600

Exercise of warrants, May 24, 2006 (Unaudited)	1,430,000	14,300	486,200	-	-	500,500

Issuance of stock for parent liabilities
liabilities, June 20, 2006 (Unaudited)	1,270,737	12,707	(12,707)			-

Net loss (Unaudited)	-	-	-	-	(732,100)	(732,100)

Balance, June 30, 2006 (Unaudited)	52,698,997	$526,990	$7,569,943	$(4,221,982)	$(3,874,951)	$-

See accompanying notes to unaudited condensed financial statements

PLASTINUM CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Unaudited)
(Restated)

			Cumulative Period
			from April 7, 2003
			(date of inception as
			a development stage
			enterprise) to
	Six Months ended June 30,		June 30,
	2006	2005	2006

Cash flows from operating activities:
Net loss	$(732,100)	$(728,027)	$(3,874,951)
Adjustments to reconcile net loss to net
cash used in operating activities:
Net expenses paid by parent	231,600	728,027	3,266,661
Amortization	-	-	107,790

Cash used in operating activities	(500,500)	-	(500,500)

Proceeds from exercise of warrants	500,500	-	500,500

Net (decrease) increase in cash	-	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$-	$-	$-

See accompanying notes to unaudited condensed financial statements

PLASTINUM CORP.
(A Development Stage Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

JUNE 30, 2006 AND 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

Plastinum Corp. ( we” , “us”,“ our company” “our” or “Plastinum” ), (formerly New Generation Plastics, Inc.) was formed under the laws of the State of Delaware in 2000. We are a development stage company, as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7"), and we are currently developing a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States.

To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from entering the development stage on April 7, 2003 through June 30, 2006, the Company has accumulated losses of $3,874,951.

We were a wholly owned subsidiary of New Generation Holdings, Inc. (NGH) through May 24, 2006, and NGH owns approximately 94% of our common stock as of June 30, 2006. All of our research and development costs and overhead expenses have been paid or incurred by NGH. Certain overhead and general and administrative expenses have been allocated to us, with the offsetting credit to additional paid-in capital. As our parent, NGH has paid all of our expenses, and does not expect repayment of those expenditures. There has been no cap limiting the amount of capital contributions to be provided by NGH.

The accompanying unaudited financial statements as of June 30, 2006 and for the three and six month periods ended June 30, 2006 and 2005 and from reestablishment of development stage (April 7, 2003) to June 30, 2006 have been prepared by Plastinum pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-QSB and Regulation S-B. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. We believe that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2005 as disclosed in this Form 10 as filed with the SEC, as it may be amended.

The results of the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the pending full year ending December 31, 2006.

Spin-Off Transaction

NGH has presented a proposal to its shareholders to approve a pro-rata distribution of our common stock, commonly referred to as a "spinoff", pursuant to which each shareholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

Certain information in our financial statements relating to the results of operations and financial condition was derived from the historical financial statements of NGH, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Various allocation methodologies were employed to allocate the expenses incurred by NGH on the Company’s behalf. Allocation is done on either a specific identification basis or a proportional cost allocation basis. Allocations of these expenses include officer salaries, accounting and legal fees, rent, and other general office expenses. Management believes that these allocation methodologies are reasonable and, based on the allocation methods, believes that all costs of doing business have been reflected in the historical financial statements of Plastinum. The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been a separate, independent public entity and had managed these functions. The Company may incur additional general administrative expenses, and other costs as a result of operating independently of NGH.

The accompanying financial statements include the following expenses incurred by NGH on behalf of the Company. Summarized results of the allocated expenses for the six month periods ending June 30 are as follows:

	2006	2005	For the Period April 7, 2003 (Date of Inception of Development Stage ) through June 30, 2006
Net transfer from NGH - beginning of the period	$3,035,061	$512,727	$-
Net transactions with NGH:
Proceeds from exercise of warrants	(500,500)	-	(500,500)
Product development	252,589	234,311	1,147,194
Officer and other compensation	213,274	205,560	891,174
Rent	6,489	6,754	29,159
Audit and legal services	141,845	116,261	313,495
Other general and administrative	117,903	165,141	1,386,139
Loss for period, funded by NGH	732,100	728,027	3,767,161

Net transfer from NGH - end of the period	$3,266,661	$1,240,754	$3,266,661

The nature and amounts of expenses stranded on NGH’s stand alone financial statements for the six month periods ended June 30 are as follows:

	2006	2005	For the Period April 7, 2003 (Date of Inception of Development Stage ) through June 30, 2006

Officer and other compensation	47,497	41,000	430,197
Rent	5,243	2,733	13,321
Audit and legal services	41,278	38,754	98,495
Consulting	-	-	349,031
Other general and administrative	36,591	53,543	110,384
Interest and finance costs (recovery)	(1,568,660)	-	112,321

NGH stand alone expense (recovery)	$(1,438,051)	$136,030	$1,113,749

Restatement

The accompanying financial statements have been restated to reflect an increase in the allocation of general and administrative expenses incurred by NGH on our behalf (see Note D). The nature of these expenses is described above. The effect of the restatement is to increase general and administrative expenses and net loss for the six months ended June 30, 2006 and 2005 by $176,021 and $240,750, respectively. For the three month periods ended June 30, 2005 and 2006, general and administrative expenses and net loss increased by $135,521 and $85,689, respectively. General and administrative expenses and net loss for the period from April 7, 2003 (date of inception of development stage) through June 30, 2006 increased by $1,681,003. Reported loss per share amounts are unchanged. All increases in net loss are offset by increases in additional paid-in capital.

Going Concern

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit

We have had substantial net losses of $732,100 and $728,027 for the six months ended June 30, 2006 and 2005, respectively and have had no sources of financing except for that provided by our parent. These factors raise substantial doubt about our ability to continue as a going concern.

The continuation of the company as a going concern is dependent on our ability to develop revenues and to obtain financing from outside sources and continued financing from NGH. Management is also attempting to secure ongoing revenue relationships for our products. We are currently developing a proprietary technology designed to process two or more discrete plastic polymers. The technology is in the final stages of testing and, when testing is completed, the technology will be marketed primarily in the United States. Should we be unable to obtain such financing, we may have to curtail our operations, which may have a material adverse effect on our financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from those estimates.

Income Taxes

Deferred income taxes are provided using the asset and liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Product Development Costs

Product development costs include expenses incurred by the company for research, design and development of the Company's proprietary technology and are charged to operations as incurred.

Plastinum incurred research and development expenses of $232,793 and $31,969 for the three months ended June 30, 2006 and 2005, respectively, and $252,589 and $234,311 for the six months ended June 30, 2006 and 2005, respectively. We have incurred research and development expenses of $1,147,194 from April 7, 2003 (date of inception of development stage) through June 30, 2006.

Liquidity

As shown in the accompanying financial statements, we incurred a net loss of $732,100 and $728,027 for the six month periods ended June 30, 2006 and 2005, respectively. For the period from inception of development stage through June 30, 2006, the Company has accumulated losses of $3,874,951. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

Cash Equivalents

For purposes of the statements of cash flows, we consider all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income,” establishes standards for reporting and displaying of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any items of comprehensive income in any of the periods presented.

Loss Per Share

We use SFAS No. 128, “Earnings Per Share” for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive. There were no common share equivalents at June 30, 2006 or 2005.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (revised 2004), “Share-Based Payment” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123R supersedes APB opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash

Flows”. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” On April 14, 2005, the SEC amended the effective date of the provisions of this statement. The effect of this amendment by the SEC is that the Company had to comply with Statement 123R and use the Fair Value based method of accounting no later than the first quarter of 2006. The Company implemented SFAS No. 123(R) on January 1, 2006 using the modified prospective method. The fair value of each option grant issued after January 1, 2006 will be determined as of grant date, utilizing the Black-Scholes option pricing model. The amortization of each option grant will be over the remainder of the vesting period of each option grant. The Company does not have any awards of stock-based employee compensation issued and outstanding at June 30, 2006.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No.153, “ Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”.  The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance.  Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished.  Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets.  The FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis.  By focusing the exception on exchanges that lack commercial substance, the FASB believes this statement produces financial reporting that more faithfully represents the economics of the transactions.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance.  The provisions of SFAS 153 shall be applied prospectively.  We have evaluated the impact of the adoption of SFAS 153, and do not believe the impact will be significant to the company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “ Share-Based Payment”.  SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.   SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.   SFAS 123(R) replaces FASB Statement No. 123, “ Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “ Accounting for Stock Issued to Employees”. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123(R) is applicable for Plastinum effective the first interim period that starts after December 15, 2005. We have evaluated the impact of the adoption of SFAS 123(R), and believe that the impact may be significant to the company’s future overall results of operations and financial position.

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 (“ SAB 107”). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies.  In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, “ Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “ Accounting Changes” and SFAS No. 3, “ Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first quarter of 2006.  We have evaluated the effect that the adoption of SFAS 154 will have on our results of operations and financial condition and do not expect it to have a material impact.

NOTE B -CAPITAL STOCK AND STOCKHOLDER’S EQUITY

As of December 31, 2005 we were authorized to issue 1,000 shares of common stock with a par value of $.01 per share. On May 19, 2006 we effected a stock split of 49,998.26 to 1. After the split, there were 49,998,260 common shares outstanding, all held by our parent, NGH. After the stock split, we issued an aggregate of 2,701,097 shares for common stock to consultants and pursuant to warrant exercise. On July 5, 2006, we amended our certificate of incorporation to increase our authorized shares to 260,000,000, 250,000,000 common and 10,000,000 preferred.

All references to share and per share amounts in these financial statements have been retroactively adjusted to reflect the stock split.

Since the reestablishment of development stage operations, our operations have been funded by our parent, NGH. NGH has retained the proceeds received from the exercise of warrants into our common stock on May 24, 2006. These proceeds aggregated $500,500. We have allocated certain overhead expenses paid by NGH to our operations. All funds expended by NGH on our behalf have been recorded as additional paid-in capital.

NGH has presented a proposal to its shareholders to approve a pro-rata distribution of our common stock, commonly referred to as a "spinoff", pursuant to which each shareholder of NGH will receive one share of Plastinum common stock for each share of NGH owned.

In anticipation of the spinoff transaction NGH will permit holders of its existing common stock purchase warrants, at the holder's election, to exercise the warrants to purchase shares of our common stock. The Plastinum shares issuable upon exercise of warrants will be issued in the same amounts and for the same exercise price as the warrants for shares of NGH.

We entered into a debt exchange agreement with our president and chief executive officer, Jacques Mot and NGH dated as of December 7, 2005. Pursuant to the debt exchange agreement, Mr. Mot received a convertible promissory note in the original principal amount of $753,304 representing outstanding amounts owed to him under his consulting agreement with NGH. The convertible promissory note bore interest at a rate of 10% per annum. The Convertible Promissory Note was convertible into shares of our Preferred Stock or the Preferred Stock of NGH. On July 10, 2006, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note into 528,629.58 shares of NGH Preferred Stock pursuant to an Election to Convert and Amendment to Debt Exchange Agreement among NGH, Plastinum and Mr. Mot. Upon the closing of the “spin-off” of Plastinum, the shares of Preferred Stock will automatically convert into 38,672,076.61 shares of NGH Common Stock and Mr. Mot will also receive 38,672,076.61 shares of our Common Stock

On May 24, 2006, we issued 1,430,000 shares of our common stock to Lombard Odier Deutsch of CIE, for an aggregate purchase price of $500,500 (or $0.35 per share), The issuance reflected partial exercise of a warrant issued by NGH.

On June 20, 2006, we issued an aggregate of 1,271,097 shares of common stock in consideration for services provided pursuant to consulting agreements with NGH. The shares and warrants to be issued to the consultants were originally valued, at the date of commitment, on the accounts of NGH. Of this value, 75% was ultimately pushed down to Plastinum, based on the allocation of administrative expenses incurred by NGH on Plastinum's behalf. In contemplation of the spin off transaction, the consultants were given the opportunity to receive Plastinum shares, which they would ultimately be entitled to receive upon consummation of the spin off. Therefore, no additional consideration was provided to the consultants, and the offset was recorded as a reduction of additional paid in capital, against the original contribution by NGH.

NOTE C -SUBSEQUENT EVENTS

On July 10, 2006, we entered into a Convertible Loan Agreement with Mr. Mot and Mr. Bottinelli pursuant to which we borrowed an aggregate of $500,000. The loans are convertible in an aggregate of 1,000,000 shares of our common stock. In addition, the lenders received warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.50 per share.

On July 10, 2006, we entered into an Election to Convert and Amendment to Debt Exchange Agreement with NGH and Mr. Mot pursuant to which Mr. Mot elected to convert the aggregate principal and interest under the Convertible Note issued to him by NGH on December 7, 2005 into 528,629.50.

On July 10, 2006, we issued options to purchase 3,000,000 shares of common stock to each of Mr. Mot and Mr. Sulzer. The options vest over a three (3) year period with 1,000,000 options vesting on each of the first second and third anniversaries of the grant date.

NOTE D - RESTATEMENT OF FINANCIAL STATEMENTS

The accompanying financial statements have been restated to present the effects of increasing the allocation of general and administrative expenses incurred by the Company’s Parent, NGH, on our behalf by $176,021 and $240,750 for the six months ended June 30, 2006 and 2005, respectively; $135,521 and $85,689 for the three months ended June 30, 2006 and 2005, respectively; and $1,681,003 for the period April 7, 2003 (date of inception) through December 31, 2005.

The changes in reported amounts are summarized in the following reconciliations of the Company’s restatement of the Balance Sheet as of June 30, 2006.
	June 30, 2006
	(As Restated)	(As Reported)
ASSETS	$-	$-

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY
Total Current Liabilities	-	-
Deficiency in Stockholders' Equity:
Preferred Stock	-	-
Common Stock	526,990	526,990
Additional Paid-In-Capital	7,569,943	5,888,940
Deficit Accumulated Prior to Development Stage	(4,221,982)	(4,221,982)
Deficit Accumulated During Development Stage	(3,874,951)	(2,193,948)
Total Stockholders' Equity	-	-
Total Liabilities and Deficiency in Stockholders' Equity	$-	$-

Following are reconciliations of the Company’s restatement of the Statement of Losses for the six and three months ended June 30, 2006 and 2005 as well as the period April 7, 2003 (date of inception of development stage) through June 30, 2006.

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006		For the Period April 7, 2003 (date of Inception of Development Stage) through June 30, 2006
	(As Restated)	(As Reported)	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Operating Expenses:
Selling general and administrative	$315,803	$180,282	$479,511	$303,490	$2,619,967	$938,964
Research and Development	232,793	232,793	252,589	252,589	1,147,194	1,147,194
Depreciation and amortization	-	-	-	-	107,790	107,790
Total Operating Expenses	548,596	413,075	732,100	556,079	3,874,951	2,193,948
Operating Loss	(548,596)	(413,075)	(732,100)	(556,079)	(3,874,951)	(2,193,948)
Provision for income taxes	-	-	-	-	-	-
Net Income (Loss)	(548,596)	(413,075)	(732,100)	(556,079)	(3,874,951)	(2,193,948)
Net loss per common share (basic and diluted)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average shares outstanding	50,749,008	50,749,008	50,375,708	50,375,708

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005
	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Operating Expenses:
Selling general and administrative	$192,515	$106,826	$493,716	$252,966
Research and Development	31,969	31,969	234,311	234,311
Depreciation and amortization	-	-	-	-
Total Operating Expenses	224,484	138,795	728,027	487,277
Operating Loss	(224,484)	(138,795)	(728,027)	(487,277)
Provision for income taxes	-	-	-	-
Net Income (Loss)	(224,484)	(138,795)	(728,027)	(487,277)
Net loss per common share (basic and diluted)	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted average shares outstanding	49,998,260	49,998,260	49,998,260	49,998,260

Following are reconciliations of the Company’s restatement of the Statement of Cash Flows for the six months ended June 30, 2006 and 2005 as well as the period April 7, 2003 (date of inception of development stage) through June 30, 2006.

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005		For the Period April 7, 2003 (date of Inception of Development Stage) through June 30, 2006
	(As Restated)	(As Reported)	(As Restated)	(As Reported)	(As Restated)	(As Reported)
Cash flows from Operating Activities:
Net loss	$(732,100)	$(556,079)	$(728,027)	$(487,277)	$(3,874,951)	$(2,193,948)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses paid by Parent	321,600	55,579	728,027	487,277	3,266,661	1,585,658
Amortization and depreciation	-	-	-	-	107,790	107,790
Cash used in operating activities	(500,500)	(500,500)	-	-	(500,500)	(500,500)
Cash Flows From Financing Activities:
Proceeds from exercise of warrants	500,500	500,500	-	-	500,500	500,500
Cash provided by financing activities	500,500	500,500	-	-	500,500	500,500
Net (decrease) increase in cash	-	-	-	-	-	-
Cash, beginning of period	-	-	-	-	-	-
Cash, end of period	$-	$-	$-	$-	$-	$-

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$-	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-	-	-
Non cash transactions:
Expenses paid by Parent	321,600	55,579	728,027	487,277	3,266,661	1,585,658

PART III
ITEM 1. EXHIBITS LIST

Exhibits

(2)	(i)	Amended and Restated Certificate of Incorporation*
	(ii)	By-Laws*
(3) (6)	(i)	Specimen Certificate for Common Stock*
(i)Form of Warrant and Joinder Agreement*

(ii) Debt Exchange Agreement among New Generation Holdings, Inc., Plastinum Corp. (f/k/a New Generation Plastic, Inc.) and Jacques Mot dated as of December 7, 2005**
(iii) Plastinum Corp. 2006 Long Term Incentive Plan*
(iv) Election to Convert and Amendment to Debt Exchange Agreement among New Generation Holdings, Inc., Plastinum Corp. and Jacques Mot dated July 10, 2006*
(v) Convertible Loan Agreement between Plastinum Corp., Mr. Mot and Mr. Bottinelli dated July 10, 2006*
(vi) Advisory Agreement between New Generation Holdings, Inc., Plastinum and Valley Road Capital dated July 10, 2006 which has been assigned to Plastinum**

*	Incorporated by reference to the Plastinum Form 10-SB filed on July 12, 2006.
**	Incorporated by reference to Amendment No. 1 to the Plastinum Form 10-SB filed on September 13, 2006.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PLASTINUM CORP. (Registrant)

Date: January 5, 2007	By:	/s/ Jacques Mot
Jacques Mot
President and Chief Executive Officer